Richard J. Coyle Partner	Chapman and Cutler LLP 320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.comt

September 3, 2025

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Ms. Vroman-Lee:

This letter responds to your comments delivered telephonically regarding the registration statement filed on Form N-1A for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 6, 2025 (the “Registration Statement”). The Registration Statement relates to the Bitwise CRCL Option Income Strategy ETF, a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Principal Investment Strategies

Please disclose the industry group and sectors in which CRCL is assigned.

Response to Comment 2

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised as set forth below.

As of July 1, 2025, CRCL is assigned to the “financial services” industry group of the financials sector.

Comment 3 – General

The Staff notes that the Registration Statement contains blanks. Please ensure no such blanks remain upon the filing of the amended Registration Statement.

Response to Comment 3

The Registrant confirms that the amended Registration Statement will contain no blanks.

* * * * * * * *

Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

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